Filed by MacDonald, Dettwiler and Associates Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: DigitalGlobe, Inc.

Commission File No.: 001-34299

Investor Presentation
SSL MDA Holdings, Inc Proprietary
This document may contain data and/or information proprietary (competition sensitive) to SSL MDA Holdings, Inc. This data/ information shall not be disclosed, disseminated or reproduced, in whole or in part, without the express prior written approval of SSL MDA Holdings, Inc.
SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page 1

Forward-Looking Statement
Certain statements and other information included in this presentation constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Statements including words such as “may”, “will”, “could”, “should”, “would”, “plan”, “potential”, “intend”, “anticipate”, “believe”, “estimate” or “expect” and other words, terms and phrases of similar meaning are forward-looking statements. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Such forward-looking statements include, but are not limited to, statements as to MDA’s management’s expectations with respect to: the benefits of the transaction, including future financial and operating results, and strategic and integration opportunities; the combined company’s plans, objectives, expectations and intentions; expectations for sales growth, synergies, earnings and performance; shareholder value; and other statements that are not historical facts. This presentation also contains forward-looking statements regarding the anticipated completion of the transaction and timing thereof.
Forward-looking statements in this presentation are based on certain key expectations and assumptions made by MDA, including expectations and assumptions concerning: market and general economic conditions; growth in demand for products and services of the combined company; currency exchange and interest rates; planned synergies, capital efficiencies and cost-savings; applicable tax laws; future debt ratings; the availability and cost of labor, services and materials; and the receipt, in a timely manner, of regulatory, stock exchange, shareholder and other third party approvals in respect of the transaction. Although MDA’s management believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because MDA can give no assurance that they will prove to be correct.
Forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this presentation. Some of the key risks and uncertainties include, but are not limited to: changes in government priorities, mandates, policies, funding levels, contractsand regulations, including the grant and maintenance of security clearances, loss or reduction in scope of any of our primary contracts,or decisions by customers not to exercise renewal options; growth in the businesses of our customers and the ability of our customers to develop new services; inherent risks of performance on firm fixed price construction contractsand termination of contractsby customers for convenience; decrease in demand for our products and services; failure to maintain technological advances and offer new products to retain customers and market position; reliance on a limited number of vendors to provide certain key products or services to us; breach of our system security measures or loss of our secure facility clearance and accreditation; the loss or damage to any of our satellites; delays in the construction and launch of any of our satellites or our ability to achieve and maintain full operational capacity of all our satellites; potential for product liability or the occurrence of defects in products or systems and resulting loss of revenue and harm to our reputation; detrimental reliance on third parties for data; interruption or failure of our ground systems and other infrastructure; increased competition that may reduce our market share or cause us to lower our prices; changes in political or economic conditions, including fluctuations in the value of foreign currencies, interest rates, energy and commodity prices, trade laws and the effects of governmental initiatives to manage economic conditions; our ability to recruit, hire or retain key employees or a highly skilled and diverse workforce; potential for work stoppages; failure to obtain or maintain required regulatory approvals and licenses; failure to comply with environmental regulations; and changes in U.S., Canadian or foreign law or regulation that may limit our ability to distribute our products and services. There are also risks that are inherent in the nature of the transaction, including: failure to realize anticipated synergies or cost savings; risks regarding the integration of the two companies; and failure to obtain any required regulatory and other approvals (or to do so in a timely manner). The anticipated timeline for completion of the transaction may change for a number of reasons, including the inability to    secure necessary regulatory, stock exchange or other approvals in the time assumed or the need for additional time to satisfy the conditions to the completion of the transaction. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements contained in this presentation concerning the timing of the transaction. Additional information concerning these and other risk factors can be found in MDA’s filings with Canadian securities regulatory authorities, which are available online under MDA’s profile at www.sedar.com or on MDA’s website at www.mdacorporation.com.
The forward-looking statements contained in this presentation are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon data available as of the date of this release or other specified date and speak only as of such date. MDA disclaims any intention or obligation to update or revise any forward-looking statements in this presentation as a result of new information or future events, except as may be required under applicable securities legislation.

SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

Additional Information About the Merger and Where to Find it
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger of DigitalGlobe, Inc. (“DigitalGlobe”) with a wholly owned subsidiary of Macdonald, Dettwiler and Associates Ltd. (“MDA”). In connection with the proposed merger, MDA intends to file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”), which will include a preliminary proxy statement of DigitalGlobe that also constitutes a preliminary prospectus of MDA. After the registration statement is declared effective, MDA and DigitalGlobe will mail the definitive proxy statement/prospectus to DigitalGlobe’s stockholders. The definitive proxy statement/prospectus will contain important information about the proposed merger and related matters. STOCKHOLDERS OF DIGITALGLOBE ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS), CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DIGITALGLOBE AND THE MERGER. Stockholders will be able to obtain copies of the proxy statement/prospectus and other relevant materials (when they become available) and any other documents filed with the SEC by DigitalGlobe for no charge at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by MDA also can be obtained free of charge on MDA’s corporate website at www.mdacorporation.com or by contacting MDA’s Investor
Relations Department by telephone at (604) 331-2044 or by mail to MDA, Attention: Investor Relations Department, 13800 Commerce Parkway, Richmond, BC V6V 2J3. Copies of the documents filed with the SEC by DigitalGlobe also can be obtained free of charge on DigitalGlobe’s corporate website at www.digitalglobe.com or by contacting DigitalGlobe’s Investor Relations Department by telephone at (303) 684-4000 or by mail to DigitalGlobe, Attention: Investor Relations Department, 1300 W. 120th Ave., Westminster, CO 80234.
In addition, in connection with the proposed merger, a management information circular of MDA, describing details of the transaction and other information, will be mailed to MDA’s shareholders. The management information circular will contain important information about the proposed merger and related matters. SHAREHOLDERS OF MDA ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH CANADIAN SECURITIES REGULATORY AUTHORITIES, INCLUDING THE MANAGEMENT INFORMATION CIRCULAR, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MDA AND THE MERGER. Additional information about MDA, includingall relevant documents filed with Canadian securities regulatory authorities, can be found under its corporate profile on SEDAR at www.sedar.com or by contacting the contact above.

SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

Participants in the Solicitation
This communication is not a solicitation of proxies in connection with the proposed merger. However, DigitalGlobe, MDA and their respective directors and executive officers and certain other employees may be deemed to be participants in the solicitation of proxies from DigitalGlobe’s stockholders in respect of the proposed merger. Information concerning the ownership of DigitalGlobe’s securities by DigitalGlobe’s directors and executive officers is included in their SEC filings on Forms 3, 4, and 5, and additional information about DigitalGlobe’s directors and executive officers is also available in DigitalGlobe’s proxy statement for its 2016 annual meeting of stockholders filed with the SEC on April 14, 2016. Information about the directors and executive officers of MDA is set forth in the Management Proxy Circular for MDA’s 2016 annual meeting of shareholders, which was filed with SEDAR on April 11, 2016 and which is available at sedar.com. Other information regarding persons who may be deemed participants in the proxy solicitation, including their respective interests by security holdings or otherwise, will be set forth in the proxy statement/prospectus relating to the proposed merger when it becomes available and is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

Strategic Rationale
Creates a leading provider of end-to-end satellite, imagery and geospatial solutions
Expanded Capabilities     Combines MDA’s radar and DigitalGlobe’s high-resolution optical imaging capabilities
Increases breadth and depth in geospatial analytics and value-added services
Increases scale to serve larger programs and address more complex customer mission needs
Greater Scale and     Provides greater access to U.S. Government and international customers
Market Access     Combines best-in-class talent, improving the ability to innovate and enter new markets
Diversifies MDA’s portfolio with the addition of more predictable data and services revenue
Diversified Portfolio     Expands MDA’s addressable market and enables growth in attractive adjacent segments
Contributes significant profitability
Strong Pro Forma
Financials     Transaction is expected to be accretive to Operating EPS in 2018
Enables revenue synergies through complementary capabilities and ability to address larger programs
Attractive Synergies     Eliminate public company costs, leverage combined procurement, access scale economics
Expands and leverages SSL’s manufacturing capabilities for future satellite constellations

SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

Expanded Capabilities and Vertical Systems Integration
Communications Satellites
End-to-end system design Vertical integration Deeper and for improved efficiency and for lower cost and broader analytics effectiveness speed-to-market and solutions
Data Analytics Remote Sensing and Imaging Satellites
Customers
Ground Station Provider
Satellite Manufacturing

SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

# The acquisition of DigitalGlobe accelerates MDA's previously announced U.S. Access Plan to more effectively serve the U.S. Government space markets and customers

- Security Control Agreement (SCA) allows the company to more effectively pursue the U.S. Government space and defense markets



Public Co.
Board of Directors
MacDonald, Dettwiler & Associates Ltd. (MDA)
CANADA
Operating Co.
Board of Directors
SSL MDA Holdings Inc.
U.S.A.
SSL
Palo Alto, CA
Satellites and Space Systems
MDA
Montréal, Que.
Satellite Systems
MDA
Brampton, Ont.
Robotics and Automation
MDA
Richmond, B.C.
Surveillance and Intelligence
MDA
Gaithersburg, MD
Mission Systems
DigitalGlobe
Westminster, CO
Satellite Imagery and Geospatial Analytics

MDA DigitalGlobe
7
SSL MDA Proprietary *Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page*

MDA and DigitalGlobe: A Long, Successful History

SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

Company History & Overview
MacDonald, Dettwiler & Associates Ltd. (“MDA”) was founded in 1969 in Vancouver, B.C. Space Systems and Information Solutions company
Technology portfolio includes communications and remote sensing satellites, robotics, surveillance and intelligence systems, geospatial data, analytics and services
Satellite Communications Systems Surveillance and Intelligence Systems
Connecting people and organizations across Mu platform, mu sensor systems for land, sea and air Intelligen Surveillance Reconnaissance
Geospatial Data and Analytics Robotic Systems
Delivering timely multi-source geospatial intelligence Extending human capability to perform products and services challenging tasks in hostile environments

SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

MacDonald Dettwiler Today
Surveillance and Intelligence
Employees by Market Area
December 2016 4,800
Communications
International
Employees by Geography Canada
December 2016 United States 4,800
South America Australia
Canada
Revenue by Geography Asia for the Year Ended
December 2016
C$2.064 Billion Europe
United States

SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

SSL —The World’s Leading Provider of Commercial Satellites
Industry leading GEO commercial backlog
Decades of hosted payload experience 269 satellites launched 15 GEO satellites in current backlog
Over 15 LEO satellites in current backlog    82 GEO satellites currently on-orbit Over 2200 on-orbit years experience
Almost 60 years heritage of performance and reliability
New satellite awards since January 2010: 41 GEO and over 20 LEO

SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

SSL Built Satellites Help Shape Today’s World
Digital Audio Radio Satellites Digital Multimedia Satellites Meteorological Satellites
Mobile Audio and Data Mobile Entertainment Weather

SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

# SSL Global Customers



EchoStar, Sirius XM,
DIRECTV, U.S. Government
**United States**



Telesat
**Canada**



Hispasat
**Spain**



Eutelsat
**France**



Es'hailSat
**Qatar**



Azercosmos
**Azerbaijan**



Satmex/Eutelsat Americas
**Mexico**



Telenor
**Norway**



Intelsat
SES
**Luxembourg**



Bulgaria Sat
**Bulgaria**



Thaicom
**Thailand**



Optus
**nbn**
**Australia**



Embratel Star One
**Brazil**



BRI, PSN,
Telkom
**Indonesia**



Sky Perfect JSAT
B-SAT
**Japan**



AsiaSat
ABS
**Hong Kong**

MDA DigitalGlobe
13
SSL MDA Proprietary *Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page*
26 April 2017 • Overview

NASA Missions and Technology Demonstration Projects
Psyche    Restore-L (LEO Satellite Servicing) Payload Orbital DeliveryKa High Gain Antenna
System (PODS)(Solar Dynamics Observatory)
Dragonfly    Lunar Atmosphere Dust Ka Cross-links (GRACE and GRAIL)
Environment Explorer (LADEE)
MARS Robotic Arms
Mars Exploration    Mars Science
Mars ‘01    RoversPhoenixLaboratoryInsight
Batteries and Robotic Arm (ISS)

SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

MDA Information Systems Group Capabilities
SURVEILLANCE                INTELLIGENCE                 COMMUNICATIONS                ADVANCED TECHNOLOGY

SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

MDA Information Systems Group Customers
A world-class supplier of space-based and airborne surveillance solutions, satellite ground stations, and associated geospatial information services
Government and Commercial Customer Examples:
BAE Systems Boeing Corporation
Canadian Department of National Defence    Canadian Space Agency (CSA) DigitalGlobe EADS Astrium European Space Agency (ESA) Federal Aviation Administration (FAA) Lockheed Martin NASA
National Geospatial-Intelligence Agency RapidEye AG
Raytheon
Royal Australian Air Force Thales Alenia Space U.S. Air Force

SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

DigitalGlobe is a leader in Earth imaging and geospatial solutions
Global leader with 15+ year lead in technology and image library, integrated into the workflows of industry’s largest customers
Building scalable ecosystem of content providers, application developers and end-users in the cloud to unlock new markets
Developing innovative geospatial solutions that help our customers harness the full power of the DigitalGlobe
Expanding margins and reducing capital intensity to enhance free cash flow and returns

SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

DigitalGlobe operates the most capable constellation of commercial Earth observation satellites and ground infrastructure
Launched: 1999 Launched: 2001 Launched:2007 Launched:2008 Launched: 2009 Launched: 2014 Launched: Decommissioned: 2015 Decommissioned: 2015 November 2016
3 m CE90

SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

Our 15+ year lead in technology and best in class capabilities enables unique customer benefits
5X nearest competitor and >10X best “small
Resolution sat” enables customers to see objects invisible to other providers
2X nearest competitor and >10X best “small Accuracy sat”, enables customers to decide with confidence when location matters
Highest agility and capacity and unique Timeliness capabilities enable customers to capture images and serve missions that others cannot
Image 15-year lead offers customers a one-of-a-kind
Library source to analyze change and develop algorithms to anticipate the future

SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page .

DigitalGlobe serves the world’s largest users of Earth imagery and geospatial information
Customer Category    Percent TTM 5 year
Revenue    CAGR*
U.S. Government    64% 16%
Direct Access Program    16% 22%
Location-based
Services
Energy/Mining
19%    7%
Civil Agencies
Other Defense and
Intelligence
*Includes revenue acquired through M&A activity

SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

DigitalGlobe has delivered strong financial results
Acquired
21%
Organic
79%
Type of Growth

SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

We will advance our lead with next generation WorldView Legion, an industry-leading multi-satellite system and Scout, a small satellite constellation
Deliver Worldview-class resolution, area coverage and positional accuracy
Sustain technological lead
Lower capital intensity by 33%*
Begin investing in long lead time items in 2017
Satellite Program Capital Expenditures ($M)
$900 $600
WV1 & WV2 Replacement
Additionally, formed joint venture with two Saudi Arabian entities to develop a constellation of six or more sub-meter resolution satellites, named Scout
With Scout and WorldView Legion, the combined constellation will deliver unprecedented revisit of up to 40x per day
* Includes costs for satellite, launch vehicle, ground stations, and insurance.

SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

The acquisition provides significant benefits to DigitalGlobe shareholders
Creates a geospatial leader with end-to-end solutions including satellites, ground systems, radar and electro optical imagery and analytics
Provides immediate scale, resources and technology to serve increasingly complex needs of government and commercial customers
Reduces EnhancedView SLA contract concentration from 46% of total revenue in 2016 to less than 15% pro forma
Reduces capital intensity by leveraging SSL’s industry leading manufacturing and technology
Provides DigitalGlobe shareowners with immediate cash value and opportunity to participate in upside potential of combined company

SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

Combined Pro Forma Financials C$
CY16 Revenue CY16 Adjusted EBITDA CY16 EBITDA Margin
(C$ in Millions) (C$ in Millions)
3,088 60% 1,003
2,064
632
33%
1,063 371
18%
Combined Combined Combined
Note: Does not include synergies expected to be realized. All dollar amounts are presented in Canadian dollars. Based on a constant C$ / US$ exchange rate of 0.7544.
Adjusted for purchase accounting and presented in IFRS

SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

Combined Pro Forma Financials US$
CY16 Revenue CY16 Adjusted EBITDA CY16 EBITDA Margin
(US$ in Millions) (US$ in Millions)
2,329 60% 757
1,557
477
32%
802
280
18%
Combined Combined Combined
Note: Does not include synergies expected to be realized. All dollar amounts are presented in Canadian dollars. Based on a constant C$ / US$ exchange rate of 0.7544.
Adjusted for purchase accounting and presented in IFRS

SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

Anticipated Synergies
Revenue Synergies     Identified Cost Synergies
Optical and radar imagery data     Elimination of duplicate public
cross-selling opportunities    C$75M-C$150M company costs
Remote sensing satellite     Procurement savings
manufacturing opportunities    in run-rate Operational benefits of
End-to-end international    synergies by 2019 increased scale
system sales     Scale efficiencies from satellite
Large geospatial services     vertical integration
contracts opportunities
Note: Based on a constant C$ / US$ exchange rate of 0.7612

SSL MDA Proprietary    Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

MDA Post-Transaction Financial Targets
5-Yr CAGR Targets
Revenue    6-8%
EBITDA    8-10%
EBITDA Margins    28-30%
5-Yr Averages
Capex Pct to Revenue    10-11%
Capex Pct to EBITDA    34-36%
Interest Range    4.25-4.75%
Expected FCF    ~ 40% of EBITDA
Tax Cash    Low Single Digit

SSL MDA Proprietary    Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

Pro Forma – Significant Cash Flow
Significant cash flow generation supports pro forma leverage MDA will achieve under 3.0x leverage by 2020
5.5x
Debt / Adj. EBITDA
4.75x
4.1-4.3x
4.1x
3.7x 4.0x
3.5x
3.1x
2.5x
Closing 2017 2018 2019 2020
Debt / Adj. EBITDA Covenant (steps down to ≤4.75x in Q2/19, ≤4.0x in Q2/20 and ≤3.5x in Q4/20 (with 0.5x acquisition bump when covenant steps down to 3.5x)

SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

Appendix
Transaction Details
SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page 29

# MDA Acquisition of DigitalGlobe

| | |
|---|---|
| **Transaction Terms** | • MDA to purchase DigitalGlobe for C$3.1 billion (US$2.4 billion) in cash and stock, plus the assumption of C$1.6 billion (US$1.2 billion) in net debt<br>• Each DigitalGlobe common share will be exchanged for US$17.50 in cash and 0.3132 MDA common shares, valued at US$17.50 based on MDA's closing stock price of C$73.40 on February 16, 2017* and a C$ / US$ exchange ratio of 0.7612<br>• DigitalGlobe shareholders are expected to own ~37% of the combined company following completion of the transaction |
| **Board/Management** | • 3 members of the DigitalGlobe Board will be appointed to the MDA Board<br>• MDA President & Chief Executive Officer Howard Lance will lead the combined company<br>• The DigitalGlobe name, brand and headquarters in Westminster, CO will be maintained |
| **Financing** | • Fully committed financing in place for cash portion of the purchase price<br>• Pro forma leverage of ~4.1x net debt to Operating EBITDA at closing; expect net leverage to be under 3.0x by 2020<br>• Pro forma capital structure and cash flow profile provides ability to continue to invest to drive growth |

* Represents the unaffected closing stock price on the last trading day prior to market speculation about a potential transaction

MDA DigitalGlobe
30
SSL MDA Proprietary *Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page*

Approvals, Timing and Future Plans
Unanimously approved by both Boards of Directors
Subject to approval by shareholders of both companies
Approvals/Timing
Estimated close in 2H 2017, upon completion of regulatory approvals and other customary conditions
DigitalGlobe will operate as a stand-alone division of SSL MDA Holdings, under the recently signed Security Control Agreement with the U.S. Department of Defense
As part of this transaction, MDA will dual list its shares on the NYSE in addition to the TSX
Post-Closing     Upon completion of the transaction, the combined company will continue to execute its U.S.
Access Plan strategy. This will include further reorganization of all or part of the combined company ’s corporate and operating structure to ensure that the ultimate parent of DigitalGlobe is incorporated in the U.S. by the end of 2019, subject to customary approvals.

SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

The combined company creates a more diversified MDA portfolio
Pro Forma
Diversifies MDA portfolio with
addition of more predictable
Sector    geospatial data and services
business revenue
Hardware    Data and Services
Pro Forma
Creates immediate scale
and credibility serving
Markets    U.S. Government
U.S. Government    Other

SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

Appendix
Financials
SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page 33

MacDonald Dettwiler Financial Trends
Year ended December 31

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MDA EBITDA and Adjusted EBITDA Reconciliation
20162015201420132012
(C$ in millions)
Net earnings    $139.6$142.8$47.1$ 105.0$ 83.9
Net income Margin1     6.8%6.7%2.2%5.8%9.5%
Depreciation and amortization     102.699.482.376.923.8
Net finance expense     49.446.434.145.910.4
Income tax expense     31.843.737.523.645.6
EBITDA1    $323.4$332.3$201.0$ 251.4$ 163.7
EBITDA Margin 1     16%16%10%14%19%
Shae-based compensation expense     19.314.149.480.229.3
Executive compensation settlement     3.0----
Enterprise improvement costs     4.812.915.6--
Foreign exchange differences     3.76.610.414.9(4.4)
ViaSat settlement and associated activities     --52.6--
Pension and other post-retirement plan amendments     --8.2(40.1)-
Acquisition related expense     --0.94.615.5
Write-off bank facility fees     ---3.1-
Fair value adjustments on equity forward contracts     ----(4.1)
Loss on disposal of assets     ----1.7
Corporate expense     16.510.910.111.312.7
Adjusted EBITDA 1    $370.7$376.8$348.2$ 325.4$ 214.4
Adjusted EBITDA margin1     18%18%17%18%24%
Revenue    $2,063.8$2,117.4$2,098.8$ 1,819.0$ 879.9

SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page

DigitalGlobe EBITDA and Adjusted EBITDA Reconciliation

SSL MDA Pro e data contained on thi t on the title page

Appendix
MDA Overview
SSL MDA Proprietary Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page 37

Leadership- Howard L. Lance
President & CEO, MacDonald Dettwiler (May 2016-present)
— Space systems and information
Executive Advisor, Blackstone Group Private Equity (2012-2016)
— Industrials and healthcare IT services President & CEO, Harris Corporation (2002-2012)
— Defense and commercial communications systems and IT services Present & COO, NCR Corporation (2001-2002)
— Retail and financial technology solutions
Executive Vice President, Emerson Electric Company (1984-2001)
— Electronics and telecommunications systems B.S Industrial Engineering, Bradley University M.S. Management, Purdue University
Presidential appointee to National Security Telecommunications Advisory Committee, U.S. Department of Homeland Security Business Roundtable Aerospace Industries Executive Committee

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# SSL MDA, SSL & MDA (OpCo / PubCo) Locations: North America


Vancouver, BC
Canada HQ
(22)
Richmond, BC
Surveillance & Intelligence
(656)
San Francisco, CA
US HQ
(11)
Palo Alto, CA
Satellites
(2,460)
Pasadena, CA
Robotics
(21)
Boulder, CO
Robotics
(11)
Longmont, CO
Software/RGT
(25)
Ottawa, ON
Canada Government
(41)
Montreal, QC
Satellite Subsystems
(766)
Toronto, ON
Robotics
(354)
Halifax NS
Surveillance & Intelligence
(47)
Gaithersburg, MD
Geospatial Systems
(200)
Chantilly, VA
Geo & Gov. Systems
(6/4)
Ypsilanti, MI
Geospatial Systems
(150)
Houston, TX
Engineering
(10)
International Offices (27)
• UK (8)
• Saudi Arabia (1)
• Moscow, Russia (1)
• Australia (5)
• India (12)
US Client Sites
• Various (70)
SSL MDA
SSL
MDA IS
MDA LTD
MDA ISG

MDA DigitalGlobe
SSL MDA Proprietary *Use or disclosure of the data contained on this sheet is subject to the restrictions on the title page*
39

Value Creation for Stakeholders
“4 Pillars of Performance”
1 2 3 4
Growth Commitment Flawless Customer Mindset to Innovation Execution Focus

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SSL Built Satellites Help Shape Today’s World
Direct Broadcast Satellites Two-Way Broadband Satellites Mobile Comm. Satellites
Emergency and Disaster Response
Entertainment Internet Access Remote and Global Access

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SmallSat and LEO Production
SSL provides innovative LEOs
— Communications
— Earth observation
— High flexible SSL 100
— Building prototype Ka-band satellite for Telesat constellation
SSL brings cost-effective satellite manufacturing to Google’s Terra Bella
(previously Skybox Imaging)
— Advanced smallsat constellation for Earth observation
— SSL-built SkySats launched by Arianespace September 15, 2016

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Surveillance and Intelligence
Radar Missions
MDA is a world leader with decades of heritage in the design, development, integration and commissioning of end-to-end space-based radar satellite missions including ground segments, operations and associated information services
Ground Systems:
MDA offers a full range of multi-satellite remote sensing (radar and optical) ground systems for planning, tasking, receiving, processing, archiving and exploitation of satellite imagery
— More than 50 systems installed in over 25 different countries, processing data from over 20 satellites
Maritime Information Systems
Ship combat/electronic systems, command and control systems, operational trainers and maritime surveillance systems

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Geospatial Data, Analytics and Services
Satellite Data Distribution:
As the operator and worldwide commercial data distributor for the RADARSAT-2 satellite, MDA is one of the largest satellite radar data providers worldwide
Value-Added Information Services:
MDA provides geospatial information and monitoring services derived from radar imagery and other sources to customers in defense, weather, transportation, energy and mining, and civilian sectors
Intelligence Information Services:
Through its separate US proxy company MDA IS LLC,
MDA provides critical geospatial information and change detection services to the US intelligence community

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Robotics and Automation
World Leader with long term heritage in space robotics.
Provider of robotics for International Space Station
(“Canadarm” and “Dextre”).
Developing next-generation space automation capabilities for planetary exploration and on-orbit satellite servicing and repair.
On-site engineering support for major space programs.
Terrestrial applications include microsurgery, nuclear facility servicing, and others.

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Surveillance and Intelligence
Surveillance of Space
MDA has proven ability to deliver highly reliable, low cost satellites and constellations that meet our customers’ operational needs for Earth and space observation solutions
Aviation:
Navigation support software that increase the safety and efficiency of aircraft landings and take-offs, supporting the next generation of air traffic management
Land Administration:
Land registry and cadaster information solutions with industry leading platform for recording real property titles and transactions

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Satellite Systems
Antennas:
MDA is the world’s largest independent commercial supplier of communication satellite antennas across C, Ku, Ka, L, and UHF bands
Electronics:
MDA also provides advanced RF, Power Electronics, and Digital Solutions for satellite payloads
Payloads:
In selected cases, MDA offers complete payload solutions to emerging satellite prime contractors

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Mission Systems
Representative Unclassified Platforms
Sensor Development
Data
Collection & Handling
Processing
Image Processing    Remote Ground Terminals
IVT System
Exploitation
System Management
& Dissemination
Visualization, Search,
and Analysis
Landsat 7    SPOT IKONOS
30 m    2.5 m 1 m

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